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SEC FILE NUMBER
8-70034

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robertson Stephens Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

455 Market Street Suite 1600
(No. and Street)

San Francisco (City) CA (State) 94102-244 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Westbrook (Name) 415-500-6804 (Area Code – Telephone Number) david.westbrook@rscapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frank, Rimerman + Co, LLP
(Name – if individual, state last, first, and middle name)

One Embarcadero Center Suite 2410 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

12/14/2004 (Date of Registration with PCAOB)(if applicable) 1596 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Westbrook, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robertson Stephens Capital Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached CA compliant

Signature: [signature]

Title: Chief Financial Officer

Sanja Dimic
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Nevada

Subscribed and sworn to (or affirmed) before me on this 23 day of Feb, 2024, by
Date *Month* *Year*

(1) David Westbrook

(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SANJA DIMIC
Notary Public - California
San Francisco County
Commission # 2421196
My Comm. Expires Oct 14, 2026

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Form X-17A-5 Part 3 Oath or Affirmation

Document Date: ____________ Number of Pages: 2

Signer(s) Other Than Named Above: ____________

Robertson Stephens Capital Markets, LLC
(A Delaware Limited Liability Company)

Table of Contents

Frank, Rimerman + Co. LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Robertson Stephens Capital Markets, LLC
San Francisco, California

Certified
Public
Accountants

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robertson Stephens Capital Markets, LLC (a Delaware limited liability company) (the "Company"), as of December 31, 2023, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Robertson Stephens Capital Markets, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Frank, Rimerman & Co. LLP

We have served as Robertson Stephens Capital Markets, LLC's auditor since 2019.
San Francisco, California
February 23, 2024

Robertson Stephens Capital Markets, LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition
As of December 31, 2023

Assets		
Cash and cash equivalents	$	493,069
Prepaid expenses		6,952
Due from clearing account		50,010
Total assets	$	550,031
Liabilities and Member's Capital		
Liabilities		
Accounts payable	$	166
Accrued liabilities		42,000
Total liabilities		42,166
Member's Capital		507,865
Total liabilities and member's capital	$	550,031

See accompanying notes to the financial statement.

1. Organization

Robertson Stephens Capital Markets, LLC (the "Company") is a registered securities broker-dealer that conducts a general securities brokerage and investment banking business. The Company is a Delaware limited liability company, which was established on August 31, 2017 and commenced operations on July 29, 2019. The Company is headquartered in San Francisco, California and is a wholly owned subsidiary of Robertson Stephens Holdings, LLC (the "Parent").

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Financial Services – Broker and Dealers*, and are stated in United States dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates, and those differences could be material.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, short-term, highly liquid investments with original maturities of three months or less from the date of purchase are considered to be cash equivalents. Cash and cash equivalents include cash and balances on deposits in banks and financial institution. There are no withdrawal restrictions on cash and cash equivalents.

Due from Clearing Account

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds held as a clearing deposit were $50,000 as of December 31, 2023.

Fair Value Measurement

The Company's financial asset and liabilities are carried at fair value. The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in

an orderly transaction between market participants, as determined by either the principal market or the most advantageous market.

Taxation

The Company is a single-member LLC and is considered a disregarded entity from its Parent for federal and most state income taxes. The Parent is not subject to federal and most income state taxes, as its members are individually liable for income taxes, if any, on their proportionate share of the Parent's net income, accordingly the Parent does not allocate any income tax expense or benefit to the Company.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce net assets. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. In addition, the Company recognizes any related penalties and interest as a component of income tax expense. Based on this review, the Company has determined the major tax jurisdictions as where the Company is organized and operates; however, no reserves for uncertain tax positions or related penalties or interest have been recorded for its open tax years. The Parent's United States federal and state 2019 through 2021 tax returns remain open for examination by tax authorities. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the financial statement.

Recent Accounting Pronouncements

For the year ended December 31, 2023, various Accounting Standards Updates issued by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

3. Member's Capital

The Company received additional capital contributions from its Parent of $175,000 on February 21, 2023, and of $200,000 on December 15, 2023.

4. Related Party Balances

On August 1, 2019, the Company entered into an Expense Sharing Agreement, as amended, (the "Agreement") with Robertson Stephens Wealth Management, LLC ("RSWM"), a wholly owned subsidiary of the Parent. Under this Agreement, the Company and RSWM agreed that the Company would reimburse RSWM for shared personnel, office space and associated infrastructure.

As of December 31, 2023, the Company did not owe RSWM any amounts under the Agreement.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the U.S. Securities and Exchange Commission ("SEC") and administered by the Financial Industry Regulatory Authority, Inc. ("FINRA"), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 1500%. The relationship of aggregate indebtedness to net capital changes from day to day.

As of December 31, 2023, the Company's net capital was $500,913. The Company's ratio of aggregate indebtedness to net capital was 8.42%.

For purposes of the computation of net capital, the Company is required to exclude $6,952 of non-allowable assets. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

6. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its clients. The Company introduces these transactions for clearance on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its clients. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these client transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business, the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business, the Company regularly keeps cash balances at Federal Deposit Insurance Corporation ("FDIC") insured financial institutions that may exceed the insurance coverage limitations provided by the FDIC. No losses have been incurred to date.

Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC"). The coverage available to the Company's clients through SIPC is limited in the risks, amounts, and investments that it covers. SIPC does not protect against market risk, which is the risk inherent in a fluctuating market. Furthermore, SIPC coverage is limited to $500,000 per client, including up to $250,000 for cash. For purposes of SIPC coverage, clients are persons who have securities or cash on deposit with a SIPC member for the purpose of, or as a result of, securities transactions. SIPC does not protect client funds placed with the Company just to earn interest. Insiders of the Company, such as its owners and officers, are not clients for SIPC coverage. Lastly, not all investments are protected by SIPC. In general, SIPC covers notes, stocks, bonds, mutual fund and other investment company shares, and other registered securities. It does not cover instruments such as unregistered investment contracts, unregistered limited partnerships, fixed annuity contracts, currency, and interests in gold, silver, or other commodity futures contracts or commodity options.

7. Subsequent Events

The Company has reviewed and evaluated all significant events and transactions that occurred after December 31, 2023 through February 23, 2024, the date that this financial statement was available to

be issued. No other subsequent events have occurred that require disclosure in, or adjustment to, the financial statement.

* * * * * *